May 12, 2008

H. Christopher Owings, Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re:           Internet Acquisition Group Inc.
Information Statement on Schedule 14C
Filed December 31, 2007
Form 10-K Filed on April 2, 2007
Form 8-K Filed on September 28, 2007
File no. 000-52080

CC: Ms. Indra Lall.

Dear Mr. Owings:

I am counsel to Internet Acquisition Group, Inc. (“IAG”) and am writing in response to your letter dated January 29, 2008.  The numbered paragraphs below correspond to the numbered paragraphs in your letter.  We are sending this letter supplementally so that we might resolve certain comments made in your letter prior to amending any of our filings.

Form 8-K filed on September 29, 2007
General
1.
Where a comment below requests added disclosures please show us in your supplemental response what the revised disclosure will look like. If after further consideration you determine that a revision to your filing is required please contact the staff accountants listed at the end of this letter as applicable.

Answer: We will consult with the staff as we deem advisable and thank you for the opportunity.

2.	Please file your Form 10-KSB with updated financial statements as soon as possible.

Answer: IAG is now current in all of its periodic filing requirements.

Cover

3.	Please be aware that your file number is 000-52080 and not 333-122563.

Answer: We have noted our file number and will use the correct file number in all future filings.

Item2. Management’s Discussion and Analysis and Plan of Operation, page 20. Management’s Plan of Operation, page 23

4.	Please update management’s estimate as to when Renyuan Bio-Chemicy will begin operations. Currently, you disclose revenue producing operations are expected to commence by the end of 2007.

Answer: IAG cannot predict with any certainty when in the future it will generate revenues.  The Company’s Annual Report on Form 10-KSB details why various prior revenue-producing activities were halted.  Management seeks to develop possible revenue sources in the best interests of IAG and its shareholders.  The ability to generate revenues is dependant on developing new products, which in turn is dependant upon obtaining financing.  We cannot predict when or if these events will occur.  Since we cannot predict when revenues will in fact be realized, we will amend the 10-KSB for the year ended September 30, 2007 to reflect such status.
As of the date of this letter, we still have not begun revenue producing operations. We expect revenue producing operations to commence by June 30, 2008. We will update this disclosure in our amended Form 8-K which we will file shortly.

Item 1. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters, page 30.

5.	Please update the high and low sales prices for each subsequent interim period required by Item310 (b) of Regulation S-B. See Item 201(a) (i) of Regulation S-B.

Answer: We will include such information in an amendment to the 10-KSB for the year ended September 30, 2007.

Financial Statements and Other Information, page 33

China Renyuan International, Inc, page 34

6.
Please tell us how you comply with the requirements to provide pro forma financial information and disclosure concerning the recapitalization transaction between China Renyuan International, Inc. and Internet Acquisition Group (IAG). See Rule 11-01(a)(8 of Regulation S-X. As of the date of this letter neither this nor any other periodic filings present the pro forma financial information and disclosure clarifying:

•	The legal and accounting form of the transaction;
•	That the historical financial statements are a continuation of the financial statements of Renyuan Bio-Chemicy Co; and
•	The capital structure of the consolidated entity is now different from that appearing in the historical financial statements previously filed by the accounting target due to the reverse acquisition.

Answer: Proposed pro-forma information for our amended Schedule 14C is annexed to this letter.   In addition, The Company intends to file an amendment to Form 10 – KSB for the year ended September 30, 2007 in which the following will be added to note 2 – Acquisitions:

The above transaction has been accounted for as a reverse merger for accounting purposes and accordingly, the financial statements presented herein are a continuation of the historical financial statements of China Renyuan International, Inc. since it is considered the accounting acquirer. The transaction was effected through a share exchange agreement which provided that the former shareholders of China Renyuan would receive approximately 99% of IAG’s common stock and China Renyuan would become a wholly owned subsidiary of IAG.   Prior to the acquisition, Internet Acquisition Group, Inc. had minimal assets, liabilities, and net equity.

Notes to Financial Statements, page 41

7.
Please clarify and reconcile the number of shares disclosed in Form 8-K and Schedule 14C. You disclose in Form 8-K and the share exchange agreement that 6,926,399,370 shares will be issued to China Renyuan International shareholders. Further, 30,036,370 shares were issued and 6,896,362,000 shares are to be issued as soon as you have a sufficient number of authorized shares. Then on page 7 of Schedule 14C filed on December 31, 2007 you state the proposed reverse stock split will increase the number of shares available for issuance to 69,972,691 which appears to be significantly less than the agreed upon exchange amount.

Answer: All share numbers will be reconciled in the amended 14C filing.

8.
Please also tell us how you are accounting for this recapitalization transaction in consideration of the fact you can not issue all of the shares required by the share exchange agreement as of the date of consummation. Please include the applicable U.S. GAAP to support your conclusion.

Answer: The agreement pursuant to which the registrant acquired China Renyuan International, Inc. provided, among other things, that the registrant issue 6,926,399,370 additional shares of its unissued common stock only when such shares are available to be issued pursuant to its certificate of incorporation.  As of September 30, 2007 such number of shares exceeds the registrant’s authorized but unissued shares by approximately 6,896,363,000 shares.  The registrant is in the process of seeking shareholder approval to increase its number of authorized shares from 100,000,000 to 10,000,000,000.  Our officers Mr. Qingfu Ren and Mr. Chaozhong Ren and Dr. Huakang Zhou, the former President of CRI, the current owners of approximately 64% of the issued and outstanding shares and the ultimate recipient of the additional shares to be issued has indicated that they will vote to approve the authorization of the additional shares.  Accordingly, it is assured that the additional shares will be authorized for issuance.

As of September 30, 2007, the number of common shares outstanding exclusive of the shares owned by Mr. Chaozhong Ren aggregated 33,663,648 shares or approximately 33% of the shares currently outstanding.  In addition, the average trading volume of the registrant’s common stock for the 12 months ended September 30, 2007 was approximately 581,510 shares.  The number of shares issued exceeds the average trading volume by 99,418,490.   Accordingly, establishing a price per share if, in the unlikely event, the contingent liability to issue the additional shares had to be settled in cash as is suggested by EITF 00-19, is highly subjective.  Creating a liability of approximately $137,920,000 based upon the closing price of the registrant’s common stock of $ 0.02 per share on September 30, 2007 which would be reversed upon obtaining authorization for the additional shares, would be highly misleading.

In addition, under reverse purchase accounting as discussed in SFAS 141, the issuance of the additional shares  would  have no effect on the registrant’s financial statements other than reclassifications between the various components of stockholder’s equity.

Based upon all of the above, management of the registrant believes that no effect should be given in the financial statements to the potential issuance of the additional shares.

Renyuan Bio-Chemicy Co., page 43mail

9.
Please tell us how you have accounted for the acquisition of 100% of registered share capital of Renyuan Bio-Chemicy and the period affected by the acquisition, including the applicable accounting pronouncements. Tell us how you have satisfied applicable accounting and presentation requirements in the period impacted by the acquisition.

Answer: We believe that all the disclosures required SFAS 141 paragraphs 51-53 have been included taking into account the response to question 6 and the notes to financial statements.

10.
Please tell us your consideration of the requirement to provide pro forma financial information in this Form 8-K for the acquisition of Renyuan Bio-Chemicy Co. We refer you to Rule 3-10(d) of Regulation S-B.

Answer: As indicated above, we will be including pro-forma information in our Schedule 14C.  We will also include this information in an amendment to the Form 8-K if the staff advises us that in its view including such information in both places would be beneficial.

Property and Equipment, page 58

11.	Please tell us why you are depreciating your land.
Answer: Land is being depreciated because the Company leases a parcel of land on which its facilities are located from a local government of the PRC government.  The Company paid the full amount of the lease in advance and is amortizing the cost over the life of contract.

The following will be added to Note 4     -  Property and equipment (included in accounting policy note) in the amended filing to Form 10K-SB

The Company leases a parcel of land on which the office and production facilities of the Company are located pursuant to a real estate contract from the local government of the PRC government which expires in 2051.  The full amount of the lease was paid upon signing and is being amortized on the straight line method over the life of the lease.

We thank you for the time and attention devoted for your review.  If you have any further comments or questions or wish to discuss the above, do not hesitate to contact me at 914-674-4373.

Very truly yours,

Frank J. Hariton